UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number:  001-40688

DRAGANFLY INC.

(Name of registrant)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M OK7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-258074).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: July 30, 2021	By:	/s/ Paul Sun
		Name:	Paul Sun
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated July 29, 2021
99.2	Underwriting Agreement dated July 29, 2021 between the Registrant and ThinkEquity, a Division of Fordham Financial Management, Inc., as representative of the several underwriters